1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 27, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) PROPOSED APPOINTMENT OF DIRECTORS AND INDEPENDENT DIRECTORS;

(2) PROPOSED APPOINTMENT OF NON-WORKER REPRESENTATIVE SUPERVISORS;

(3) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM

FOR THE YEAR 2014;

(4) PROPOSAL IN RELATION TO THE RENEWAL OF THE LIABILITY INSURANCE OF

DIRECTORS, SUPERVISORS AND SENIOR OFFICERS;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION RULES OF

PROCEDURES FOR THE SHAREHOLDERS’ MEETING, RULES OF PROCEDURES FOR

THE BOARD AND RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE;

(6) CONTINUING CONNECTED TRANSACTION – REVISION OF

ANNUAL CAP IN RESPECT OF THE PROVISION OF PRODUCTS,

MATERIALS AND EQUIPMENT LEASING AGREEMENT;

(7) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC AND

OVERSEAS FINANCING ACTIVITIES;

(8) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES

TO THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES AND

GRANTING OF AUTHORIZATION TO YANCOAL AUSTRALIA

AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES FOR THE DAILY OPERATION

OF THE SUBSIDIARIES OF THE COMPANY IN AUSTRALIA;

(9) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES AND

REPURCHASE H SHARES;

(10) NOTICE OF 2013 ANNUAL GENERAL MEETING;

(11) NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES; AND

(12) NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m., 11:00 a.m., and 11:30 a.m. respectively on Wednesday, 14 May 2014 are set out on pages 62 to 75 of this circular.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares of the Company, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

28 March 2014

CONTENTS

Pages

Definition	1

Letter from the Board	5

Introduction	6

Proposed Appointment of Directors and Independent Directors	6

Proposed Appointment of Non-worker Representative Supervisors	7

Proposal in relation to the Renewal of the Liability Insurance of Directors, Supervisors and Senior Officers	7

Proposal for Re-appointment of External Auditing Firm for the Year 2014	7

Proposed Amendments to the Articles of Association, Rules of Procedures for Shareholders’ General Meeting, Rules of Procedures for the Board and Rules of Procedures for the Supervisory committee	8

Continuing Connected Transaction – Revision of Annual Cap in respect of the Provision of Products, Materials and Equipment Leasing Agreement	23

Proposal to authorize the Company to Carry Out Domestic and Overseas Financing Activities	29

Proposal for the Provision of Financing Guarantees to the Company’s Wholly-owned Subsidiaries and Granting of Authorization to Yancoal Australia and its Subsidiaries to Provide Guarantees for the Daily Operation of the Subsidiaries of the Company in Australia	30

General Mandate to Issue H Shares	31

General Mandate to Repurchase H Shares	31

AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting	33

Closure of H Share Register of Members of the Company	35

Recommendation	36

Additional Information	36

Letter from the Independent Board Committee	37

Letter from Guotai Junan	39

– i –

– ii –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“AGM”	the 2013 annual general meeting of the Company to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 9:00 a.m. on Wednesday, 14 May 2014;

“Articles of Association”	the articles of association of the Company;

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.0 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“A Shareholders”	holders of A Shares;

“A Shareholders’ Class Meeting”	the 2014 first class meeting of the holders of A Shares to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:00 a.m. on Wednesday, 14 May 2014 to approve the Repurchase Mandate;

“associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“AUD”	Australian dollars, the lawful currency of Australia;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Company Law”	Company Law of the People’s Republic of China;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“CSRC”	China Securities Regulatory Commission ( );

DEFINITIONS

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“H Shareholders’ Class Meeting”	the 2014 first class meeting of the holders of H Shares to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC at 11:30 a.m. on Wednesday, 14 May 2014 to approve the Repurchase Mandate;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	a committee of the Board comprising all independent non-executive Directors established for the purpose of considering the Proposed Revised Annual Cap set out in this circular;

“Independent Financial Adviser” or “Guotai Junan”	Guotai Junan Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation under the SFO to engage in type 6 (advising on corporate finance) regulated activity;

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, who are not involved in, or interested in the transactions under the Provision of Products, Materials and Equipment Leasing Agreement and the Proposed Revised Annual Cap;

DEFINITIONS

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the aggregate nominal value of H shares in issue as at the date of the passing of the resolution;

“Latest Practicable Date”	24 March 2014, being the latest practicable date of ascertaining certain information contained in this circular before the printing of this circular;

“NDRC”	National Development and Reform Commission of the PRC;

“PRC”	the People’s Republic of China;

“Provision of Products, Materials and Equipment Leasing Agreement”	the provision of products, materials and equipment leasing agreement entered into between the Company and Yankuang Group dated 23 April 2012;

“Proposed Revised Annual Cap”	the proposed revision of the annual cap of the transactions contemplated under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014;

“Repurchase Mandate”	subject to the conditions set out in each of the proposed special resolution approving the Repurchase Mandate at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the general mandate given to the Board to exercise the power to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution;

“RMB”	Renminbi, the lawful currency of the PRC;

“Rules of Procedures for Shareholders’ General Meeting”	Rules of Procedures for Shareholders’ General Meeting of the Company;

“Rules of Procedures for the Board”	Rules of Procedures for the Board of Directors of the Company;

“Rules of Procedures for the Supervisory Committee”	Rules of Procedures for the supervisory committee of the Company;

“SAFE”	State Administration of Foreign Exchange of the PRC;

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Shareholder(s)”	the A Shareholder(s) and H Shareholder(s);

“Shares”	A Shares and H Shares;

“subsidiaries”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Supervisor(s)”	supervisors of the Company;

“Supervisory Committee”	supervisory committee of the Company;

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers and Share Buy-backs;

“US$”, “USD” or “US dollars”	United States dollars, the lawful currency of the United States of America;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are listed on the Australian Securities Exchange;

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the Latest Practicable Date; and

“%”	per cent.

Note:	Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.79 for the purposes of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars at such rate or at any other rate or at all.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Xiyong	298 South Fushan Road
Zhang Xinwen	Zoucheng
Shi Xuerang	Shandong Province
Zhang Yingmin	PRC
Wu Yuxiang	Postal Code: 273500
Zhang Baocai
Dong Yunqing	Principal place of business in Hong Kong:
Rooms 2008-12
Independent non-executive Directors:	20/F., The Center
Wang Xianzheng	99 Queen’s Road Central
Cheng Faguang	Hong Kong
Wang Xiaojun
Xue Youzhi
28 March 2014

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED APPOINTMENT OF DIRECTORS AND INDEPENDENT DIRECTORS;

(2) PROPOSED APPOINTMENT OF NON-WORKER REPRESENTATIVE SUPERVISORS;

(3) PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM

FOR THE YEAR 2014;

(4) PROPOSAL IN RELATION TO THE RENEWAL OF THE LIABILITY INSURANCE OF

DIRECTORS, SUPERVISORS AND SENIOR OFFICERS;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION RULES OF

PROCEDURES FOR THE SHAREHOLDERS’ MEETING, RULES OF PROCEDURES FOR

THE BOARD AND RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE;

(6) CONTINUING CONNECTED TRANSACTION – REVISION OF

ANNUAL CAP IN RESPECT OF THE PROVISION OF PRODUCTS,

MATERIALS AND EQUIPMENT LEASING AGREEMENT;

(7) PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC AND

OVERSEAS FINANCING ACTIVITIES;

(8) PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES

TO THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES AND

GRANTING OF AUTHORIZATION TO YANCOAL AUSTRALIA

AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES FOR THE DAILY OPERATION

OF THE SUBSIDIARIES OF THE COMPANY IN AUSTRALIA;

(9) PROPOSAL FOR THE GENERAL MANDATES TO ISSUE H SHARES AND

REPURCHASE H SHARES;

(10) NOTICE OF 2013 ANNUAL GENERAL MEETING;

(11) NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES; AND

(12) NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

LETTER FROM THE BOARD

I.	INTRODUCTION

The purpose of this circular is to provide you with information relating to (1) the proposed appointment of Directors and independent Directors; (2) the proposed appointment of non-worker representative Supervisors; (3) the proposal for re-appointment of external auditing firm for the year 2014; (4) the proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers; (5) the proposed amendments to the Articles of Association, Rules of Procedures for the Shareholders’ Meeting, Rules of Procedures for the Board and Rules of Procedures for the Supervisory Committee; (6) the revision of annual cap in respect of the Provision of Products, Materials and Equipment Leasing Agreement; (7) proposal to authorize the Company to carry out domestic and overseas financing activities; (8) the proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia; and (9) the proposal for the general mandates to issue H Shares and repurchase H Shares; and to give you the notices of the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting.

II.	PROPOSED APPOINTMENT OF DIRECTORS AND INDEPENDENT DIRECTORS

In accordance with the provisions of the Articles of Association, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wang Xiaojun and Mr. Xue Youzhi will retire by rotation at the conclusion of the AGM and being eligible, offer themselves for re-election as Directors of the sixth session of the Board. Mr. Zhang Yingmen, Mr. Shi Xuerang, Mr. Dong Yunqing, Mr. Wang Xianzheng and Mr. Cheng Faguang will retire upon the conclusion of the AGM.

At the twentieth meeting of the fifth session of the Board held on 21 March 2014, it was proposed that Mr. Yin Mingde and Mr. Wu Xiangqian be nominated as Directors of the sixth session of the Board; Mr. Wang Lijie and Mr. Jia Shaohua be nominated as independent non-executive Directors of the sixth session of the Board upon retirement of Mr. Wang Xianzheng and Mr. Cheng Faguang. The Board would like to thank the retiring Directors for their valuable contributions to the Company during their term.

Mr. Wang Xiaojun has served as the independent non-executive Director for approximately nine years. The Board considers Mr. Wang Xiaojun to be independent of management and free of any relationship which could materially interfere with the exercise of his independent judgment. The Board has reviewed the annual confirmation of independence based on the criteria set out in Rule 3.13 of Hong Kong Listing Rules and Mr. Wang Xiaojun has not engaged in any executive management of the Group. Taking into consideration of his independent scope of works in the past years, the Board considers that Mr. Wang Xiaojun remains independent under the Hong Kong Listing Rules despite the fact that he has served as the independent non-executive Director for approximately 9 years.

LETTER FROM THE BOARD

The biographical details of the Directors proposed to be re-elected and the new Directors proposed to be elected are set out in Appendix II to this circular. Ordinary resolutions to approve their respective re-elections and elections will be proposed at the AGM.

The employees of the Company has nominated Mr. Jiang Qingquan as the candidate for worker representative Director of the sixth session of the Board through democratic election.

III.	PROPOSED APPOINTMENT OF NON-WORKER REPRESENTATIVE SUPERVISORS

At the thirteenth meeting of the fifth session of the Supervisory Committee held on 21 March 2014, it was resolved that Mr. Zhang Shengdong and Ms. Zhen Ailan be nominated for re-appointment as Supervisors of the sixth session of the Supervisory Committee. Mr. Wei Huanmin and Mr. Xu Bentai will retire upon the conclusion of the AGM.

At the thirteenth meeting of the fifth session of the Supervisory Committee held on 21 March 2014, it was proposed that Mr. Shi Xuerang and Mr. Gu Shisheng be nominated as non-worker representative Supervisors of the sixth session of the Supervisory Committee.

The biographical details of the Supervisors proposed to be re-elected and the new Supervisors to be elected are set out in Appendix II to this circular. Ordinary resolutions to approve their respective re-elections and elections will be proposed at the AGM.

The employees of the Company has nominated Mr. Guo Jun and Mr. Chen Zhongyi as the candidates for worker representative Supervisors of the sixth session of the Supervisory Committee through democratic election.

IV.	PROPOSAL IN RELATION TO THE RENEWAL OF THE LIABILITY INSURANCE OF DIRECTORS, SUPERVISORS AND SENIOR OFFICERS

It is proposed that the Company will continue to buy liability insurance of a maximum insured amount of USD15 million for the Directors, Supervisors and senior officers of the Company.

V.	PROPOSAL FOR RE-APPOINTMENT OF EXTERNAL AUDITING FIRM FOR THE YEAR 2014

It is proposed that Grant Thornton Jingdu Tianhua (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) and Shine Wing Certified Public Accountants (special general partnership) be re-appointed as the Company’s international and domestic auditors for the year 2014, respectively, until the conclusion of the next annual general meeting of the Company, and their remuneration arrangements be approved.

LETTER FROM THE BOARD

It is proposed that the following remuneration be paid in 2014:

(1)	the aggregated auditing fees for the domestic business would be RMB7.80 million, with RMB3.90 million for each of Shine Wing Certified Public Accountants and Grant Thornton Jingdu Tianhua;

(2)	the auditing fees for the overseas business would be AUD1.35 million; and

(3)	the Board be authorized to make decisions in respect of payment of additional service fees.

VI.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RULES OF PROCEDURES FOR SHAREHOLDERS’ GENERAL MEETING, RULES OF PROCEDURES FOR THE BOARD AND RULES OF PROCEDURES FOR SUPERVISORY COMMITTEE

(A)	Details of the proposed amendments to the Articles of Association are as follows:

1.	Article 12

(1)	Details of the amendments

The original Article 12 of the existing Articles of Association provides the following:

“Article 12: The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs.

LETTER FROM THE BOARD

Subject to compliance with applicable laws and administrative regulations of the People’s Republic of China (“PRC”) the Company has the power to raise and borrow money which power includes (without limitation) the issue of debentures, the charging or mortgaging of part or whole of the Company’s business or properties and to provide guarantees or mortgages for the debts of third parties (including, without limitation, the subsidiaries or associated companies of the Company) in all types of circumstances.”

The above article is to be amended as follows:

“Article 12: The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease, repair, installation and dismantlement of machinery and equipments in the mining area; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs; labour dispatch.”

(2)	Basis of the Amendments

The Company will add “installation and dismantlement of coal mining work surface” and “export of coal processing technician labour” to its operation, therefore the relevant provisions shall be amended. The third paragraph of the original Article does not fit the current operational situation and shall be deleted.

2.	Paragraph 3 of Article 30

(1)	Details of the amendment

The Paragraph 3 of the original Article 30 of the existing Articles of Association provides the following:

“Article 30: ......

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

......”

LETTER FROM THE BOARD

The above paragraph is to be deleted.

(2)	Basis of the Amendment

The Standing Committee of the National People’s Congress has approved the amendments to the Company Law, and it has come into force on 1 March 2014. The amended Company Law has cancelled the restriction on the minimum amount of registered capital of the Company and the rule stating that the Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law, has been abolished.

3.	Item 1, Paragraph 1 of Article 77

(1)	Details of the amendment

The Item 1, Paragraph 1 of the original Article 77 of the existing Articles of Association provides the following:

“Article 77: Shareholders who request for of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

......”

The above article is to be amended as follows:

“Article 77: Shareholders who request for of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)	Shareholders who individually or together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.”

LETTER FROM THE BOARD

(2)	Basis of the Amendment

The amendments are made in accordance with the Article 100 of the Company Law, Article 9 of the Rules of Procedures for Shareholders’ General Meetings of Listed Companies and Article 43 of the Guidelines for Articles of Association of Listed Companies.

4.	Paragraphs 1 and 2 of Article 80

(1)	Details of the amendments

The Paragraph 1 and Paragraph 2 of the original Article 80 of the existing Articles of Association provides the following:

“Articles 80: When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of the Company’s shares have the right to propose resolutions to the Company.

Shareholder(s) individually and jointly holding more than 5% of the Company’s shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions.

......”

The above article is to be amended as follows:

“Article 80: When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 3% of the Company’s shares have the right to propose resolutions to the Company.

Shareholder(s) individually and jointly holding more than 3% of the Company’s shares may propose special resolutions in writing to the convenor 10 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions.

......”

(2)	Basis of the Amendments

The amendments are made in accordance with the Article 102 of the Company Law, Article 14 of the “Rules of Procedures for Shareholders’ General Meetings of Listed Companies” and Article 53 of the “Guidelines for Articles of Association of Listed Companies”.

LETTER FROM THE BOARD

5.	Paragraph 1 of Article 178

(1)	Details of the amendment

The Paragraph 1 of the original Article 178 of the existing Articles of Association provides the following:

“Article 178: Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service and by registered mail. The time limits for the delivery of such notices are: for a board meeting, at least fourteen (14) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

......”

The above article is to be amended as follows:

“Article 178: Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service, by registered mail, or by other means of electronic communication. The time limits for the delivery of such notices are: for a board meeting, at least fourteen (14) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

......”

(2)	Basis of the Amendment

In order to improve the operational efficiency of the Board and referring to the current operating practices and conditions, “other means of electronic communication” has been inserted to the ways of notifying for the meetings of the Board.

6.	Paragraph 1 of Article 209

(1)	Details of the amendment

The Paragraph 1 of the original Article 209 of the existing Articles of Association provides the following:

“Article 209: Notices of meetings and extraordinary meetings of the supervisory committee shall be delivered in person, by facsimile, by express delivery service or by registered mail. The time limits for the delivery of such notices are: for a supervisory meeting, at least five (5) days before the meeting; and for an extraordinary supervisory meeting, at least two (2) days before the meeting.

LETTER FROM THE BOARD

......”

The above article is to be amended as follows:

“Article 209: Notices of meetings and extraordinary meetings of the supervisory committee shall be delivered in person, by facsimile, by express delivery service, by registered mail or by other means of electronic communication. The time limits for the delivery of such notices are: for a supervisory meeting, at least five (5) days before the meeting; and for an extraordinary supervisory meeting, at least two (2) days before the meeting.

......”

(2)	Basis of the Amendment

In order to improve the operational efficiency of the Supervisory Committee and referring to the current operating practices and conditions, “other means of electronic communication” has been inserted to the ways of notifying for the meetings of the Supervisory Committee.

7.	Item 1 of Article 248

(1)	Details of the amendments

The Item 1 of the original Article 248 of the existing Articles of Association provides the following:

“Article 248: The profit distribution policies of the Company

1.	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

......”

LETTER FROM THE BOARD

The above article is to be amended as follows:

“Article 248: The profit distribution policies of the Company

1.	Form and interval of profit distribution

The Company may distribute dividends in cash, in shares or in a combination of both cash and shares.

In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend.

Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorise the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at the general meeting. There should at least be a 6-month accounting period interval when the Company distributes cash dividends.

......”

(2)	Basis of the Amendments

In accordance with Article 4 of the “No. 3 Guideline for the Supervision of Listed Companies – Cash Dividend Distribution of Listed Companies” promulgated by the China Securities Regulatory Commission and the “No. 7 Memorandum on Periodic Report of Listed Company – Matters Related to Cash Dividend Distribution in Preparation of Periodic Report” promulgated by the Shanghai Stock Exchange, the above amendment shall be incorporated.

8.	Item 1 of Article 288

(1)	Details of the amendment

The Item 1 of the original Article 288 of the existing Articles of Association provides the following:

“Article 288: The Company’s Articles of Association shall be amended in the following manner:

(1)	The board of directors, supervisory committee and shareholders who individually or jointly hold 5% or more of the Company’s voting shares shall propose the manner in which the Company’s Article of Association shall be amended.

......”

LETTER FROM THE BOARD

The above article is to be amended as follows:

“Article 288: The Company’s Articles of Association shall be amended in the following manner:

(1)	The board of directors, supervisory committee and shareholders who individually or jointly hold 3% or more of the Company’s voting shares shall propose the manner in which the Company’s Article of Association shall be amended.

......”

(2)	Basis of the Amendment

In accordance with Article 53 of the “Guidelines for Articles of Association of Listed Companies”, the above amendment shall be incorporated.

9.	In order to be in line and consistent with the expressions used in the existing law and regulations, coupled with the actual market practices, it is proposed that the Company standardizes particular wordings, expressions and presentation of the Articles of Association and the relevant rules of procedures of the Company.

(B)	Proposed amendments to the Rules of Procedures for the Shareholders’ meeting

1.	Article 7

(1)	Details of the amendments

The original Article 7 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 7: The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

......

(7)	mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

(8)	other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association.”

LETTER FROM THE BOARD

The following new Items are proposed to be inserted after Item 7 and the original Item 8 shall be read as Item 10:

“Article 7: The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

......

(7)	mutual provision of loans among the Company’s overseas subsidiaries of which a resolution is required to be passed at the shareholders’ general meeting;

(8)	resolution for the appointment, dismissal and non-reappointment of the auditors of the Company;

(9)	approval on any change in the use of funds raised;

(10)	other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s Articles of Association.”

(2)	Basis of the Amendments

Based on the Articles of Association and the actual operation, such amendments shall improve the Company’s operability.

2.	Item 1, Paragraph 1 of Article 16

(1)	Details of the amendment

The Item 1, Paragraph 1 of the original Article 16 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 16: Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

LETTER FROM THE BOARD

......”

The above article is to be amended as follows:

“Article 16: Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1)	Shareholders who individually or together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

......”

(2)	Basis of the Amendment

The above amendment is made in accordance with the changes in the Articles of Association.

3.	Item 1 and Item 2 of Article 28

(1)	Details of the amendments

The Item 1 and Item 2 of the original Article 28 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 28: The board of directors, the supervisory committee and shareholders who hold more than 5% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 5% of the shares of the Company may propose new motions to the convener in writing 20 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

......”

LETTER FROM THE BOARD

The above article is to be amended as follows:

“Article 28: The board of directors, the supervisory committee and shareholders who hold more than 3% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 3% of the shares of the Company may propose new motions to the convener in writing 10 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

......”

(2)	Basis of the Amendments

The above amendments are made in accordance with the changes in the Articles of Association.

4.	Article 80

(1)	Details of the amendment

The original Article 80 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 80: Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

The above article is to be amended as follows:

“Article 80: The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

LETTER FROM THE BOARD

(2)	Basis of the Amendment

Such requirement has been abolished after the relevant provision in the “Rules Governing the Listing of Stocks on Shanghai Stock Exchange” was amended.

5.	Article 82

(1)	Details of the amendment

The original Article 82 of the existing Rules of Procedures for Shareholders’ General Meeting provides the following:

“Article 82: Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed. Public announcement of resolutions of shareholders’ general meetings shall be issued in at least one (1) local newspaper designated by the CSRC in Chinese; such announcement shall also be in issued in a Hong Kong newspaper in both Chinese and English.”

The above article is to be amended as follows:

“Article 82: Disclosure of resolutions of shareholders’ general meetings shall be carried out concurrently both locally and in overseas where the Company’s shares are listed.”

(2)	Basis of the Amendment

Following the amendments to the “Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, the requirements for disclosing relevant information relating to announcements in newspapers have been abolished.

(C)	Proposed amendments to the Rules of Procedures for the Board

1.	New Articles 24, 25

(1)	Details of the amendments

The following new articles, Article 24 and Article 25, are proposed to be inserted after Article 23 and the article numbers of all subsequent articles are to be automatically re-numbered.

LETTER FROM THE BOARD

“Article 24 Main duties of the Strategy and Development Committee are as follows:

i.	to analyse and propose the Company’s long-term development strategies and significant investments;

ii.	to analyse and propose the Company’s annual strategic plans and operational plans;

iii.	to supervise the implementation of the Company’s strategic plans and operational plans;

iv.	to conduct studies and make recommendation on important matters that would affect the development of the Company;

v.	to perform any other duties as authorised by the Board of Directors.”

“Article 25 Main duties of the Nomination Committee are as follows:

i.	to review the structure, size and composition (including skills, knowledge and experience) of the Board of Directors at least once annually on the basis of the Company’s operation, asset scale and equity structure, and to make recommendations on any changes made to the Board of Directors to cope with the Company’s strategies;

ii.	to study the selection criteria, procedures and methods of Directors and senior management and to make recommendations in this regard;

iii.	to extensively identify eligible candidates for the positions of Directors and senior management and to select and nominate such candidates to fill in the positions of Directors and senior management and make recommendations to the Board of Directors in this regard;

iv.	to examine the qualifications of candidates for Directors and senior management and to advise and make recommendations to the Board of Directors in respect of appointment;

v.	to make recommendations to the Board of Directors on the appointment or re-appointment of Directors and senior management and succession planning for Directors, in particular the Chairman, and senior management;

vi.	to make independence assessment of independent non-executive Directors;

LETTER FROM THE BOARD

vii.	to report to the Board of Directors on decisions or recommendations made by the committee, except for those prohibited to report by laws or regulations;

viii.	other duties authorized by the Board of the Company, and to address questions raised by the chairman of the committee or, in case of the absence of the chairman of the committee, another committee member or its proxy at the annual general meeting upon requested by the Chairman;

ix.	other requirements in respect of the working scope of the committee governed by the listing rules as amended from time to time of other places where the securities of the Company are listed.

(2)	Basis of the Amendments

Such amendments are made in accordance with the set up of special committees of the Board, coupled with the provisions under Article 9 of “Terms of Reference of the Strategy and Development Committee of the Board” and Article 10 of “Terms of reference of the Nomination Committee of the Board”.

2.	Article 58 (renumbered as Article 60)

(1)	Details of the amendment

The original Article 58 of the existing Rules of Procedures for the Board provides the following:

“Article 58: Announcement regarding the resolutions of the board of directors should be published in Chinese in at least one (1) domestic newspaper designated by CSRC for disclosure of information; and in both Chinese and English in Hong Kong’s newspapers.”

The above article is to be amended as follows:

“Article 60: Disclosure of resolutions of the board of directors shall be carried out concurrently both locally and in overseas where the Company’s shares are listed.”

(2)	Basis of the Amendment

Following the amendments to the “Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited”, the requirements for disclosing relevant information relating to announcements in newspapers have been abolished.

LETTER FROM THE BOARD

Due to the above proposed amendments, the article numbers of all subsequent articles are to be automatically re-numbered.

(D)	Proposed amendments to the Rules of Procedures for the Supervisory Committee

1.	Paragraph 2 of Article 20

(1)	Details of the amendments

The Paragraph 2 of the original Article 20 of the existing Rules of Procedure for the Supervisory Committee provides the following:

“Article 20: ......

Notice period of the meeting of Supervisory Committee shall be at least five days in advance. Supervisors shall be notified at least two days in advance before the convening of extraordinary supervisory meeting. The way of notifying for the meeting of the Supervisory Committee shall be by way of delivery in person, facsimile, courier or registered mail. Once the meeting shall not be convened as scheduled, it shall make an announcement and give reasons therefor.

......”

The above paragraph is to be amended as follows:

“Article 20: ......

Notice period of the meeting of Supervisory Committee shall be at least five days in advance. Supervisors shall be notified at least two days in advance before the convening of extraordinary supervisory meeting. The way of notifying for the meeting of the Supervisory Committee shall be by way of delivery in person, facsimile, courier, registered mail or other means of electronic communication. Once the meeting shall not be convened as scheduled, it shall make an announcement and give reasons therefor.

......”

(2) Basis of the Amendment

In order to improve the operational efficiency of the meetings of the Supervisory Committee and referring to the current operating practices and conditions, “other means of electronic communication” has been added to the ways of notifying for the meetings of the Supervisory Committee, in accordance with the amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	Article 35

(1)	Details of the amendments

The original Article 35 of the existing Rules of Procedure for the Supervisory Committee provides the following:

“Article 35: For the matters which are not covered by the Rules, they shall be executed with reference with the Rules of procedure of the Committee.”

The above article is to be amended as follows:

“Article 35: Where these Rules are in conflict with any of the promulgated laws, regulations, local listing rules and the articles and association of the Company, the relevant laws, regulations, rules and articles shall be complied with.”

(2)	Basis of the Amendment

To be consistent with the related provisions of the Rules of Procedures for Shareholders’ General Meeting and the Rules of Procedures for the Board.

VII.	CONTINUING CONNECTED TRANSACTION – REVISION OF ANNUAL CAP IN RESPECT OF THE PROVISION OF PRODUCTS, MATERIALS AND EQUIPMENT LEASING AGREEMENT

1.	Introduction

Reference is made to the announcement of the Company dated 5 April 2012 and the circular of the Company dated 8 May 2012 in relation to, inter alia, the continuing connected transactions in respect of the Provision of Products, Materials and Equipment Leasing Agreement. Due to the increasing business demands of the Parent Company, the Board expects that the existing annual cap for the year ending 31 December 2014 in respect of the Provision of Products, Materials and Equipment Leasing Agreement will not be sufficient for the service demands of the Parent Company. The Board therefore proposes to revise it.

In this circular, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

LETTER FROM THE BOARD

2.	The Provision of Products, Materials and Equipment Leasing Agreement

Material terms of the Provision of Products, Materials and Equipment Leasing Agreement have been included in the circular of the Company dated 8 May 2012. No change will be made to the existing terms of the Provision of Products, Materials and Equipment Leasing Agreement except for the proposed revision of the annual cap for the year 2014. Such material terms are summarized and re-iterated as follows:

Date

23 April 2012

Parties

(1)	the Company; and

(2)	Yankuang Group

Term

The Provision of Products, Materials and Equipment Leasing Agreement is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

Major Terms

(1)	Pursuant to the Provision of Products, Materials and Equipment Leasing Agreement, the Company would provide the followings to the Parent Company: coal products; materials including steel, timber, grease and oil products, axles and labour safety products, methanol, lease of coal mining equipment and other related products and materials.

(2)	On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Provision of Products, Materials and Equipment Leasing Agreement enter into specific contracts.

(3)	The payment of consideration of the Provision of Products, Materials and Equipment Leasing Agreement can be settled on a one-off basis or by installment in accordance item (4) below.

(4)	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Provision of Products, Materials and Equipment Leasing Agreement in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

LETTER FROM THE BOARD

Pricing

All products and materials and equipment leasing (excluding grease and oil products which are subject to State-prescribed Price) shall be provided to the Parent Company at Market Price (as defined below). The Market Price shall be calculated and estimated before each accounting year.

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

The sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtaining quotation fee from other independent third parties via emails, fax or phone and tenders by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above.

If at any time, a State-prescribed Price is applicable to any particular supply or service, such as certain grease and oil products, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

With respect to grease and oil products, the price of gasoline and diesel is currently regulated and controlled by the NDRC. The NDRC will adjust the price of gasoline and diesel and related products with reference to the price of international crude oil. Such information is publicly available on the NDRC’s website. The sales department of the Company and its designated persons are mainly responsible for monitoring the State-prescribed Price and the fluctuations of the crude oil price in the PRC. In case the NDRC issued notice to the public to adjust the price of the relevant products, the Company will respond accordingly and adjust the relevant price in a timely manner.

LETTER FROM THE BOARD

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Provision of Products, Materials and Equipment Leasing Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

3.	The historical amount, existing annual caps and the Proposed Revised Annual Cap

The existing annual caps of the transactions contemplated under the Provision of Products, Materials and Equipment Leasing Agreement for the three years ending 31 December 2014 and the Proposed Revised Annual Cap are set out as follows. The Company also sets out below the historical amounts for the two years ended 31 December 2013 and the period from 1 January 2014 to 28 February 2014:

Year ended 31 December 2012		Year ended 31 December 2013		Period from 1 January to 28 February 2014	Year ending 31 December 2014
Annual cap	Actual amount	Annual cap	Actual amount	Actual amount	Existing annual cap	Proposed Revised Annual Cap
(RMB’ 000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
4,163,900	3,635,988	4,180,900	3,294,969	704,010	4,195,900	5,315,900

As at the Latest Practicable Date, the existing annual cap for the year 2014 has not been exceeded.

4.	Reasons and benefits for entering into the Provision of Products, Materials and Equipment Leasing Agreement

Due to the close proximity between the Parent Company and the Company, the provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group and achieve stable sales market. In the meanwhile, the Company can also increase its operating profit by utilizing the scale advantages of centralized procurement to purchase materials and equipment at a lower price and selling to the Parent Company at a price no less favourable than the market price.

LETTER FROM THE BOARD

5.	Reasons for the Proposed Revised Annual Cap

In 2014, the Parent Company’s needs for materials and equipment for its construction projects expect to increase.

Due to the Parent Company’s successive investments in various projects, such as investments in the coal liquification project and the project’s supporting coal mines, mechanical and electrical equipment company and the two coal mines owned by Guizhou Energy and Chemical Company Limited (a subsidiary of Yankuang Group), the needs for materials and equipment expect to increase dramatically accordingly. The additional materials and equipment (together with their respective estimated amounts) that will be provided by the Group to the Parent Company include: metallic material (for an additional amount of RMB868 million (equivalent to approximately HK$1,099 million)), rubber products (for an additional amount of RMB35 million (equivalent to approximately HK$44 million)), construction material (for an additional amount of RMB58 million (equivalent to approximately HK$73 million)), cable (for an additional amount of RMB37 million (equivalent to approximately HK$47 million)), timber (for an additional amount of RMB19 million (equivalent to approximately HK$24 million)) and other materials and products (for an additional amount of RMB103 million (equivalent to approximately HK$130 million)). Such amounts for additional materials and equipment to be provided by the Company to the Parent Company are derived from the annual assessment plan agreed between the parties.

The actual price for provision of the above mentioned materials and equipment (excluding grease and oil products which are subject to State-prescribed Price (as defined above)) will be determined based on the Market Price (as defined above).

6.	Hong Kong Listing Rules implications

Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Products, Materials and Equipment Leasing Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 14A.36 of the Hong Kong Listing Rules, the Company shall re-comply with the requirements under Rule 14A.35(3) and (4) of the Hong Kong Listing Rules in respect of the Proposed Revised Annual Cap.

In respect of the Proposed Revised Annual Cap, as the highest applicable percentage ratios is expected to be more than 5% on an annual basis, the Proposed Revised Annual Cap is subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors consider that the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

7.	General

As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company. Yankuang Group (which holds 2,600,000,000 A Shares, representing approximately 52.86% of the issued share capital of the Company) and its associate (being a wholly-owned subsidiary of Yankuang Group which holds 180,000,000 H Shares, representing approximately 3.66% of the issued share capital of the Company), will at the AGM abstain from voting on the ordinary resolution approving the Proposed Revised Annual Cap, which will be taken by poll as required under the Hong Kong Listing Rules. As at the Latest Practicable Date, so far as the Directors are aware, other than the aforesaid wholly-owned subsidiary of Yankuang Group, there is no other associate of Yankuang Group that held Shares and therefore is required to abstain from voting on the ordinary resolution approving the Proposed Revised Annual Cap.

The Proposed Revised Annual Cap was approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014.

At the aforesaid board meeting, Mr. Li Xiyong, Mr. Zhang Xinwen and Mr. Shi Xuerang, being the Directors, are also directors/senior management members of Yankuang Group and Mr. Zhang Yingmin, being the Director, was also a director of Yankuang Group in the preceding 12 months. They may be regarded as having a material interest in the Proposed Revised Annual Cap and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Revised Annual Cap. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Independent Board Committee has been established to consider and advise the Independent Shareholders in respect of the Proposed Revised Annual Cap and the Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Annual Cap.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

LETTER FROM THE BOARD

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

VIII.	PROPOSAL TO AUTHORIZE THE COMPANY TO CARRY OUT DOMESTIC AND OVERSEAS FINANCING ACTIVITIES

To optimise the Company’s debt structure, reduce the debt ratio of the Company and satisfy the capital requirements of the Company’s production and operations and projects, subject to the relevant laws and regulations as well as listing rules in places where the Company’s securities are listed, the Board proposes:

1.	to approve the Company or its controlled subsidiaries to carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB30 billion within the term of authorization and to authorize the Board to determine the financing method(s) depending on market conditions, which are restricted to the following financing methods only: bank loans, corporate bonds, short-term bonds, super-short-term commercial papers, perpetual bonds, private placement bonds, perpetually renewable medium-term notes, operating leases, financing leases, repo financing, transfer of right of return over assets, assets securitization, asset-backed-notes, private placement of insurance market capital and medium-term notes. The proceeds are used to replenish the Company’s working capital, optimise the debt structure and for other general corporate purposes.

The Company will comply with the necessary approval procedure and information disclosure requirement under the regulatory requirements in places where the Company’s securities are listed when implementing the specific financing activities.

2.	that the AGM authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the abovementioned financing activities, which include but are not limited to the following matters:

(1)	to determine and adjust the plan in relation to such financing activities, including but not limited to the determination of the suitable entity to carry out the financing activities, timing, manager, basis assets, whether such financing activities are to be carried out in multiple tranches and involving various types of financial instruments, the precise amount and method, the counterparties of the financing, term, pricing method, interest rate, currency, use of proceeds, methods to increase the ranking, guarantees, bonds issue, registration, listing arrangement, method of transfer and all other matters relevant to such financing activities, in accordance with the laws, rules, and the relevant regulations of regulatory authorities after having taken into account of the circumstances of the Company and market conditions;

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(2)	to determine the engagement of intermediaries and to sign, implement, revise and complete all agreements and documents in respect of the financing activities and to make relevant disclosures in accordance with laws, rules and other regulatory documentations;

(3)	to file, report, register and apply for approval of any documents in respect of the financing activities pursuant to the relevant requirements of government bodies, domestic and overseas regulatory authorities, and to deal with other relevant matters; and

(4)	that the aforementioned authorization shall be valid after it is approved by the Shareholders at the AGM until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial activities that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

IX.	PROPOSAL FOR THE PROVISION OF FINANCIAL GUARANTEES TO THE COMPANY’S WHOLLY-OWNED SUBSIDIARIES AND GRANTING OF AUTHORIZATION TO YANCOAL AUSTRALIA AND ITS SUBSIDIARIES TO PROVIDE GUARANTEES FOR THE DAILY OPERATION OF THE SUBSIDIARIES OF THE COMPANY IN AUSTRALIA

The Board proposes:

1.	to approve the provision of financial guarantee(s) of an aggregate amount not exceeding US$2 billion by the Company to its wholly-owned subsidiaries;

2.	that in order to satisfy the requirements of ordinary operations of the Company’s assets and subsidiaries in Australia and further reduce the operating cost, in accordance with the Australian Corporate Law and relevant laws and regulations, approve the provision of guarantees for the daily operation by Yancoal Australia and its subsidiaries to subsidiaries of the Company in Australia of an aggregate amount not exceeding AUD500 million.

3.	to authorize the Chairman of the Board to, in accordance with the best interest of the Company and the relevant laws and regulations as well as the opinions and suggestions of the regulatory authorities, deal with all matters in respect of the guarantees, which include but are not limited to the following matters:

(1)	to determine the appropriate wholly-owned subsidiaries which will be provided with the guarantees based on the financing needs;

LETTER FROM THE BOARD

(2)	to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(3)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

4.	that the aforementioned authorization shall be valid after it is approved by the Shareholders at the AGM until the date of convening the next annual general meeting of the Company. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

X.	GENERAL MANDATE TO ISSUE H SHARES

To ensure flexibility and to grant discretion to the Board to issue H Shares, the Company will put forward a resolution at the AGM to grant the Issue Mandate to the Board to allot, issue and deal with new H Shares of up to a maximum of 20% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolution.

XI.	GENERAL MANDATE TO REPURCHASE H SHARES

To ensure flexibility and to grant discretion to the Directors to repurchase any H Shares in appropriate circumstances (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), the Company will put forward a special resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, respectively, to grant the Repurchase Mandate to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the resolutions.

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division of the Company. The Articles of Association provide that, subject to obtaining the approval of the relevant regulatory authorities and complying with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital, in connection with a merger between itself and another entity that holds its shares, as reward to the staff of the Company or in circumstances permitted by law or administrative regulations.

LETTER FROM THE BOARD

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the board of directors to repurchase H shares of such company that is listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in a general meeting and special resolutions passed by holders of A shares and holders of H shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company for any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approvals of SAFE and other relevant government authorities are required.

In accordance with the requirements of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors in writing of the passing of such special resolutions for the general mandate to repurchase the Shares and the possible reduction of the registered capital of the Company within 10 days after the passing of such special resolutions and also by way of publication on three occasions of a press announcement within 30 days after the passing of such special resolutions. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at the AGM; (b) the special resolution for the grant of the Repurchase Mandate being approved at the H Shareholders’ Class Meeting and the A Shareholders’ Class Meeting; (c) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (d) it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Board.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; (b) the expiration of a 12-month period following the passing of the relevant special resolutions at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting; or (c) the date on which the authority conferred by the relevant special resolutions is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

The total number of H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of passing of the special resolutions approving the Repurchase Mandate.

LETTER FROM THE BOARD

Details of the special resolutions to be proposed at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting in relation to the granting of the Repurchase Mandate to the Board are set out respectively in the notice of the AGM, the notice of the A Shareholders’ Class Meeting and the notice of the H Shareholders’ Class Meeting.

Explanatory statement

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in Appendix I to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Board the Repurchase Mandate.

XII.	AGM, A SHAREHOLDERS’ CLASS MEETING AND H SHAREHOLDERS’ CLASS MEETING

The notices convening the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Meeting are set out on pages 62 to 75 of this circular.

The following resolutions will be proposed to the Shareholders at the AGM:

As ordinary resolutions:

1.	To consider and approve the working report of the Board for the year ended 31 December 2013, details of which are set out in the section headed “Board of Directors’ Report” in the 2013 annual report of the Company;

2.	To consider and approve the working report of the Supervisory Committee for the year ended 31 December 2013, details of which are set out in the notice of 2013 annual general meeting;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2013, details of which are set out in the 2013 annual report of the Company;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2013 and to authorize the Board to distribute an aggregate cash dividend of RMB98.4 million (tax inclusive), equivalent to RMB0.02 (tax inclusive) per Share to the Shareholders;

5.	To consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2014, details of which are set out in the announcement of the Company dated 21 March 2014 regarding the resolutions passed at the twentieth meeting of the fifth session of the Board;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers”;

LETTER FROM THE BOARD

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2014”;

8.	To consider and approve the “Proposal in relation to the revision of annual cap under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014”;

9.	To consider and approve the appointment of the Directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of Directors of the seventh session of the Board;

10.	To consider and approve the appointment of the independent Directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent Directors of the seventh session of the Board; and

11.	To consider and approve the appointment of the non-worker representative Supervisors of the sixth session of the Supervisory Committee for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative Supervisors of the seventh session of the Supervisory Committee;

As special resolutions:

12.	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for the Shareholders’ General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for the Supervisory Committee, which will be voted separately at the AGM, and to authorize any one Director of the Company to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC;

13.	To consider and approve the “Proposal to authorise the Company to carry out domestic and overseas financing activities”;

14.	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”;

15.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and

16.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

LETTER FROM THE BOARD

The following resolution will be proposed to the Shareholders at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting:

As special resolution:

To consider and approve the proposal regarding the general mandate authorizing the Board to repurchase H Shares.

Whether or not you are able to attend the respective meetings in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon. For holders of H Shares, the proxy form shall be lodged with the Company’s H Share Registrar, Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. For holders of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC as soon as possible but in any event not later than 24 hours before the time appointed for the holding of the relevant meeting(s) or any adjourned meeting(s) (as the case may be). Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting(s) or any adjourned meeting(s) should you so wish.

XIII.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

1.	Attending of the AGM and H Shareholders’ Class Meeting

The H Share register of members of the Company will be closed from Monday, 14 April 2014 to Wednesday, 14 May 2014, both days inclusive, during which period no transfer of the Company’s H Shares will be registered. In order to attend AGM and the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 11 April 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM and H Shareholders’ Class Meeting.

2.	Receipt of final dividend

The Company will put forward an ordinary resolution at the AGM to approve the distribution of an aggregate cash dividend of RMB98.4 million (tax inclusive), equivalent to RMB0.02 (tax inclusive) per Share to the Shareholders.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Friday, 13 June 2014 to Wednesday, 18 June 2014 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 12 June 2014.

LETTER FROM THE BOARD

XIV.	RECOMMENDATION

As advised by the PRC legal advisers of the Company, Beijing King & Wood Mallesons PRC Lawyers, the implementation of each article of the amended Articles of Association will not contravene the Company Law and the Mandatory Provisions for the Articles of Association of Companies Seeking a Listing Outside the PRC.

The Directors consider that the proposals relating to: (i) the proposed appointment of Directors and independent Directors; (ii) the proposed appointment of non-worker representative Supervisors; (iii) the re-appointment of external auditing firm for the year 2014; (iv) the proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers; (v) the proposed amendments to the Articles of Association, Rules of Procedures for the Shareholders’ meeting, Rules of Procedures for the Board and Rules of Procedures for the Supervisory Committee; (vi) the revision of annual cap in respect of the Provision of Products, Materials and Equipment Leasing Agreement; (vii) proposal to authorize the Company to carry out domestic and overseas financing activities (viii) the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia; (ix) the grant of general mandate to the Board to issue H Shares; and (x) the grant of general mandate to the board to repurchase H Shares are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders to vote in favour of the aforesaid resolutions to be proposed at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting (as the case may be).

XV.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Registered office: 298 South Fushan Road Zoucheng Shandong Province PRC Postal Code: 273500

Principal place of business in Hong Kong: Rooms 2008-12 20/F., The Center 99 Queen’s Road Central Hong Kong

28 March 2014

To Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS – REVISION OF ANNUAL

CAP IN RESPECT OF THE PROVISION OF PRODUCTS, MATERIALS

AND EQUIPMENT LEASING AGREEMENT

We refer to the circular of the Company to the Shareholders dated 28 March 2014 (“Circular”), of which this letter forms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires. We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the proposed revision of annual cap under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014 is fair and reasonable in so far as the Independent Shareholders are concerned.

Guotai Junan has been appointed as the Independent Financial Adviser to advise the Independent Board Committee in respect of the Proposed Revised Annual Cap. The letter from Guotai Junan, which contains its advice, together with the principal factors taken into consideration in arriving at such advice, are set out on pages 39 to 47 of this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the “Letter from the Board” set out on pages 5 to 36 of this Circular and the additional information set out in the Appendices to this Circular. Having taken into account the terms of the Provision of Products, Materials and Equipment Leasing Agreement and having considered the interests of the Independent Shareholders and the advice from Guotai Junan, we consider that the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to approve the Proposed Revised Annual Cap.

Yours faithfully,
Yanzhou Coal Mining Company Limited
Wang Xianzheng	Cheng Faguang
Wang Xiaojun	Xue Youzhi
Independent Board Committee

LETTER FROM GUOTAI JUNAN

27th Floor, Lower Block Grand Millennium Plaza 181 Queen’s Road Central Hong Kong 28 March 2014

To the Independent Board Committee and

    the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTION –

REVISION OF ANNUAL CAP IN RESPECT OF

THE PROVISION OF PRODUCTS, MATERIALS AND

EQUIPMENT LEASING AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee in respect of the revision of the existing annual cap of the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014, particulars of which are set out in a circular to the Shareholders dated 28 March 2014 (the “Circular”) and of which this letter forms part. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date and thus a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Provision of Products, Materials and Equipment Leasing Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 14A.36 of the Hong Kong Listing Rules, the Company shall re-comply with the requirements under Rule 14A.35(3) and (4) of the Hong Kong Listing Rules in respect of the Proposed Revised Annual Cap.

In respect of the Proposed Revised Annual Cap, as the highest applicable percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules is expected to be more than 5% on an annual basis, the Proposed Revised Annual Cap is subject to reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company holding, directly and indirectly, approximately 56.52% of the issued share capital of the Company. Yankuang Group and its associate(s), if any, will at the AGM abstain from voting on the ordinary resolution approving the Proposed Revised Annual Cap, which will be taken by poll as required under the Hong Kong Listing Rules. The Proposed Revised Annual Cap was approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014. At the aforesaid board meeting, Mr. Li Xiyong, Mr. Zhang Xinwen and Mr. Shi Xuerang, being the Directors, are also directors/senior management members of Yankuang Group and Mr. Zhang Yingmin, being the Director, was also a director of Yankuang Group in the preceding 12 months. They may be regarded as having a material interest in the Proposed Revised Annual Cap and therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Proposed Revised Annual Cap. Save as disclosed above, none of the Directors has a material interest in such transactions. This letter sets out our recommendations to the Independent Board Committee and the Independent Shareholders as to whether the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER FROM GUOTAI JUNAN

THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee, comprising all the independent Non-executive Directors, namely Mr. Wang Xianzheng, Dr. Cheng Faguang, Dr. Wang Xiaojun, and Mr. Xue Youzhi, has been formed to make recommendation to the Independent Shareholders as to whether the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

We, Guotai Junan Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Proposed Revised Annual Cap is on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and provided to us by the Company, its Directors and/or its management staff. We have assumed that all such statements, information, opinions and representations made or referred to in the Circular were true, accurate and complete at the time they were made and continue to be true, accurate and complete as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Board as contained in the Circular were reasonably made after due enquiry. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company, the Directors and the management staff of the Group and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business affairs, operations, financial position or future prospect of the Company or Yankuang Group.

LETTER FROM GUOTAI JUNAN

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendations in respect of the Revised Annual Cap, we have considered the following principal factors and reasons:

1.	Introduction

Reference is made to the announcement and the circular of the Company dated 5 April 2012 and 8 May 2012 respectively in relation to, inter alia, the continuing connected transaction in respect of the Provision of Products, Materials and Equipment Leasing Agreement. Due to the increasing business demands of the Parent Company, the Board expects that the existing annual cap for the year ending 31 December 2014 in respect of the Provision of Products, Materials and Equipment Leasing Agreement will not be sufficient for the service demands of the Parent Company. The Board therefore proposes to revise it.

In this circular, references to the Company and the Parent Company in relation to the provision of products, materials or services in connection with continuing connected transactions shall include, in the case of the Company, its subsidiaries; and in the case of the Parent Company, its subsidiaries and its associates, excluding the Group.

Information on the Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Information on the Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the Latest Practicable Date, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the total share capital of the Company, and is hence a connected person of the Company.

LETTER FROM GUOTAI JUNAN

2.	The Provision of Products, Materials and Equipment Leasing Agreement

Material terms of the Provision of Products, Materials and Equipment Leasing Agreement have been included in the circular of the Company dated 8 May 2012. No change will be made to the existing terms of the Provision of Products, Materials and Equipment Leasing Agreement except for the proposed revision of the annual cap for the year 2014. Such material terms are summarized and re-iterated as follows:

Date

23 April 2012

Parties

(1)	the Company; and

(2)	Yankuang Group

Term

The Provision of Products, Materials and Equipment Leasing Agreement is for a term of three years commencing from 1 January 2012 and will expire on 31 December 2014.

Major Terms

1.	Pursuant to the Provision of Products, Materials and Equipment Leasing Agreement, the Company would provide the followings to the Parent Company: coal products; materials including steel, timber, grease and oil products, axles and labour safety products, methanol, lease of coal mining equipment and other related products and materials.

2.	On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the Provision of Products, Materials and Equipment Leasing Agreement enter into specific contracts.

3.	The payment of consideration of the Provision of Products, Materials and Equipment Leasing Agreement can be settled on a one-off basis or by installment in accordance item (4) below.

4.	Each party shall record all payments due to or due from the other party in a calendar month in relation to the transactions under the Provision of Products, Materials and Equipment Leasing Agreement in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

LETTER FROM GUOTAI JUNAN

5.	All products and materials and equipment leasing (excluding grease and oil products which are subject to State-prescribed price) shall be provided to the Parent Company at Market Price (as defined below). The Market Price shall be calculated and estimated before each accounting year.

“Market Price” shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity; or

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services are to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

According to the sales risk management policy provided by the Company and stated in the Letter from the Board, the sales department of the Company and its designated persons are mainly responsible for checking the pricing offered by other independent third parties generally through quotations by obtain quotation fee from other independent third parties via emails, fax and phone and tenders, by publishing tender notice via various media resources such as local newspapers to determine the Market Price. The sales department of the Company will update the relevant information from time to time according to the procurement demand and will continue to monitor the Market Price to ensure that each transaction is conducted in accordance with the pricing policy set out above and we consider that the above procedure is effective in such respect.

If at any time, a State-prescribed Price is applicable to any particular supply or service, such as grease products, such supply or service shall be provided based on the applicable State-prescribed Price. “State-prescribed Price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

With respect to grease and oil products, the price of gasoline and diesel is currently regulated and controlled by the NDRC. The NDRC will adjust the price of gasoline and diesel and related products with reference to the price of international crude oil. Such information is publicly available on the NDRC’s website. The sales department of the Company and its designated persons are mainly responsible for monitoring the State-prescribed Price and the fluctuations of the crude oil price in the PRC. In case the NDRC issued notice to the public to adjust the price of the relevant products, the Company will respond accordingly and adjust the relevant price in a timely manner

LETTER FROM GUOTAI JUNAN

We have randomly reviewed sample invoices provided by the Company in relation to several connected transactions conducted under the Provision of Products, Materials and Equipment Leasing Agreement and transactions between the Company and independent third parties for each of the two years ended 31 December 2012 and 2013. We noted that the transacted price terms of the sample transactions selected were no less favorable to the Company than those offered to independent third parties.

After reviewing the internal sales risk management policy adopted by the Company and the procedures mentioned above, we concur with the Directors’ view that the Company has established procedures to ensure that the future sales in 2014 will be no less favourable to the Company than those offered to independent third parties.

We consider that the key terms of the Provision of Products, Materials and Equipment Leasing Agreement are based on normal commercial terms. In particular, based on the list of major customers and their respective credit terms provided by the Company, we noted that the Company grant credit periods with 60 days to their major customers including Yankuang Group. Thus, the payment terms offered to Yankuang Group is no more favorable than those offered to independent third parties. We also note from above key terms, that products, materials and equipment leasing shall be provided to the Parent Company at the price at which the same or similar type of suppliers or services to be provided by independent third parties in the same vicinity or in the PRC (where applicable).

Based on the information provided by the Company and our analysis thereon, we consider that the terms of the transactions contemplated under the Provision of Products, Materials and Equipment Leasing Agreement are fair and reasonable and in the ordinary course of business of the Group and no less favorable to the Company than those offered to independent third parties, and therefore are in the interest of the Shareholders and the Company as a whole.

Reasons and benefits

As set out in the Letter from the Board, due to the close proximity between the Parent Company and the Company, the provision of products and materials by the Company to the Parent Company at Market Price can minimize the management and operational costs of the Group and achieve stable sales market. In the meanwhile, the Company can also increase its operating profit by utilizing the scale advantages of centralized procurement to purchase materials and equipment at a lower price and selling to the Parent Company at a price no less favourable than the market price.

We would highlight that the then Independent Shareholders has approved the entering into of the Products, Materials and Equipment Leasing Agreement by the Company and Yankuang Group in the AGM of the Company held 22 June 2012.

LETTER FROM GUOTAI JUNAN

1.	Existing annual caps

Set out below is (i) the annual aggregate amount for the transaction under the Provision of Products, Materials and Equipment Leasing Agreement by Yankuang Group to the Company; and (ii) the existing annual caps for each of the two years ended 31 December 2013 and the period from 1 January 2014 to 28 February 2014:

	For the year ending 31 December 2012	2013	For the period from 1 January to 28 February 2014
	RMB’000	RMB’000	RMB’000
Actual amount	3,635,988	3,294,969	704,010
Existing annual caps	4,163,900	4,180,900	4,195,900

We noted from the above table that the actual amount incurred under the Provision of Products, Materials and Equipment Leasing Agreement for each of the two years ended 31 December 2013 and two months ended 28 February 2014 did not exceed their respective cap amounts. As advised by the Directors, the decrease of actual amount incurred under the Provision of Products, Materials and Equipment Leasing Agreement for the year ended 31 December 2013 was mainly due to the decrease of the market price in some major items while the actual quantities purchased by the Yankuang Group from the Company were not materially different from the original estimated quantities in arriving the existing annual cap for year ended 31 December 2013.

2.	Proposed revised annual cap

Set out below is the Proposed Revised Annual Cap for the Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014:

For the year ending
31 December 2014
RMB’000
Existing annual cap	4,195,900
Proposed Revised Annual Cap	5,315,900

From the above table, the proposed revised annual cap of the Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014 is approximately RMB5,315,900,000, representing an increase of approximately 26.7% from the existing annual cap.

LETTER FROM GUOTAI JUNAN

Based on our discussion with the management of the Company, we were given the understanding that such increase is mainly driven by (i) expected enlarged coal demand for the year ending 31 December 2014; and (ii) the Parent Company’s successive investments in various projects, such as investments in the coal liquification project and the project’s supporting coal mines, mechanical and electrical equipment company and the two coal mines owned by Guizhou Energy and Chemical Company Limited (a subsidiary of Yankuang Group), thus, the needs for materials and equipment expect to increase dramatically accordingly. In relation to the expected coal demand by Yankuang Group, we have obtained and reviewed a letter from Yankuang Group to the Company dated 6 November 2013, setting out the expected enlarged quantities and amounts of coal demand for the year ending 31 December 2014. The enlarged quantities of coal demand by the Yankuang Group will be approximately 1.5 million tonnes of approximately RMB800 million is based on the average price for nine months ended 30 September 2013.

We have obtained from the Company further breakdown in respect of the increase in additional materials and equipment in relation to the Parent Company’s successive investments in various projects in 2014:

	Quantity	Amount
	’000	RMB’000
Metal materials (tonnes)	160	868,000
Rubber (metres)	57	35,000
Cements and other construction materials (tonnes)	170	58,000
Electric Cable (metres)	870	37,000
Timber (cubic metres)	24	19,000
Others		103,000

Total		1,120,000

(Note:	the unit price for each of materials listed in above table is based on the average sales price of transactions under the Products, Materials and Equipment Leasing Agreement for the year ended 31 December 2013.)

For other materials and equipment as set out in above table, we have further obtained and reviewed the letter from Yankuang Group to the Company dated 20 December 2013, setting out the expected quantities and amounts of additional materials and equipments to be required under the Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014. We have not, however, carried out any independent detailed verification of the information contained in the letters.

Taking into consideration of above information and factors, we consider that the Proposed Revised Annual Cap of the Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014 is fair and reasonable.

LETTER FROM GUOTAI JUNAN

RECOMMENDATION

Taking into consideration of the above factors and reasons, we are of the opinion that the Proposed Revised Annual Cap is on normal commercial terms and in the ordinary and usual course of business, and their terms are fair and reasonable as far as the interest of Independent Shareholders are concerned, and, from this prospective, the Propose Revised Annual Cap is in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend the Independent Shareholders to vote in favour of the ordinary resolutions for approving the Proposed Revised Annual Cap at the AGM.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited

Anthony Wong
Managing Director

APPENDIX I	EXPLANATORY STATEMENT

This explanatory statement contains all the information required to be given to the Shareholders pursuant to Rule 10.06(1)(b) of the Listing Rules in connection with the proposed Repurchase Mandate, which is set out as follows:

1.	Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of the PRC and the memorandum of association and bylaw of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

2.	Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interests of the Company and its Shareholders. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net asset value and/or its earnings per Share and will only be made when the Board believes that such a repurchase will benefit the Company and its Shareholders.

3.	Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each, of which 180,000,000 H Shares were held by a wholly-owned subsidiary of Yankuang Group and 2,960,000,000 A Shares of RMB1.00 each, of which 2,600,000,000 A Shares were held by Yankuang Group and 360,000,000 A Shares were held by other Shareholders.

4.	Exercise of the Repurchase Mandate

Subject to the passing of the special resolutions approving the granting of the Repurchase Mandate to the Board at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolutions in the notice of AGM, the notice of A Shareholders’ Class Meeting and the notice of H Shareholders’ Class Meeting, respectively). The exercise of the Repurchase Mandate is subject to: (1) the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained; and (2) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association applicable to reducing the share capital.

APPENDIX I	EXPLANATORY STATEMENT

The exercise in full of the Repurchase Mandate (on the basis of 1,958,400,000 H Shares in issue as at the Latest Practicable Date and no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting) would result in a maximum of 195,840,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolutions.

5.	Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose, or from sums standing to the credit of the share premium account of the Company. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2013, the Board considers that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Board at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

6.	Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under the PRC laws, the H Shares repurchased by the Company will be cancelled within 10 days and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

APPENDIX I	EXPLANATORY STATEMENT

7.	H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share Prices
	Highest	Lowest
	HK$	HK$
2013
March	12.00	10.32
April	10.56	8.02
May	8.68	7.73
June	8.02	5.46
July	5.98	5.13
August	7.17	5.25
September	8.37	7.07
October	8.19	7.27
November	8.74	7.33
December	8.56	7.04

2014
January	7.12	5.73
February	6.28	5.48
March (up to the Latest Practicable Date)	6.16	4.91

8.	Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group	A Shares (state legal person share)	Beneficial owner	Long position	2,600,000,000	52.86%
Yankuang Group (Note)	H Shares	Interest of controlled corporation	Long position	180,000,000	3.66%

Total				2,780,000,000	56.52%

Note:	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H Shares in the capacity of beneficial owner.

APPENDIX I	EXPLANATORY STATEMENT

9.	General Information

(a)	None of the Directors, to the best of their knowledge having made all reasonable enquiries, nor any of their associates, have any present intention to sell any H Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

10.	Takeovers Code

If on the exercise of the power to repurchase H Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of their Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

Substantial Shareholders	Before repurchase	After repurchase
Yankuang Group	56.52%	58.86%

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code. Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

APPENDIX I	EXPLANATORY STATEMENT

11.	Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for appointment as Directors of the sixth session of the Board are set out as follows:

Mr. Li Xiyong, aged 50, a researcher in engineering technique application with a master’s degree and a holder of the Executive Master of Business Administration (EMBA) degree. Mr. Li is currently the chairman of the Company and the director, general manager and the deputy general secretary of the party committee of Yankuang Group. Mr. Li commenced his career in 1981. He was appointed as the coal mine director of Huafeng Coal Mine of Xinwen Coal Mining Group Company Limited in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Coal Mining Group Company Limited. In May 2010, he was appointed as the chairman and general secretary of the party committee of Xinwen Coal Mining Group Company Limited. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd., and the chairman and the general secretary of the party committee of Xinwen Coal Mining Group Company Limited. He was appointed as the director, general manager and the deputy general secretary of the party committee of Yankuang Group in July 2013. He became the Company’s chairman in September 2013. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

For the years ended 31 December 2013, Mr. Li Xiyong had not received any remuneration from the Company in respect of his services as a director of the Company.

Mr. Zhang Xinwen, aged 49, a senior economist, holder of a master’s degree. He is currently the vice chairman of the Company, the chairman and the party committee secretary of Yankuang Group. Mr. Zhang commenced his career in July 1988. He was appointed as the deputy general secretary and the head of Jiyang County in February 2001. In September 2006, he was appointed as the general secretary of Jiyang County. He was appointed as the director and party committee secretary of Jinan High-tech Industry Development Zone Management Committee, and the director of International Innovation Park of National Information and Communication Management Committee in February 2012. In July 2013, he was appointed as the chairman and general secretary of the party committee of Yankuang Group. Mr. Zhang graduated from Shandong University.

For the years ended 31 December 2013, Mr. Zhang Xinwen had not received any remuneration from the Company in respect of his services as a director of the Company.

Mr. Wu Yuxiang, aged 52, a senior accountant with a master’s degree. He is currently the director and chief financial officer of the Company. Mr. Wu joined the predecessor of the Company in 1981. He became the minister of the financial department of the Company in 1997. He was appointed as the director and chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

For the years ended 31 December 2013, the total remuneration of Mr. Wu Yuxiang as a Director was RMB468,300.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

As at the Latest Practicable Date, Mr. Wu had a long position (has the meaning ascribed to it under Part XV of the SFO) in 20,000 A Shares.

Mr. Zhang Baocai, aged 46, a senior accountant, a holder of the Executive Master of Business Administration (EMBA) degree. He is currently the director, deputy general manager and secretary to the board of directors of the Company. Mr. Zhang joined the predecessor of the Company in 1989. He was the minister of the planning and finance department in 2002. He became the director and secretary to the board of directors of the Company in 2006. In 2011, he was appointed as the deputy general manager of the Company. Mr. Zhang graduated from Nankai University.

For the years ended 31 December 2013, the total remuneration of Mr. Zhang Baocai as a Director was RMB469,300.

Mr. Yin Mingde, aged 51, a senior engineer, a senior policy advisor and a registered safety engineer with a master’s degree and the Company’s general manager. Mr. Yin joined the predecessor of the Company in 1980. He was the deputy head of Beisu Coal Mine in 1997. In 2000, he became the deputy minister of the strategic marketing resources development department of Yankuang Group. He was the general manager of Shanxi Nenghua Company Limited previously owned by Yankuang Group in 2002. In 2006, he was appointed as the general manager of Shanxi Nenghua Company Limited (a subsidiary of the Company) and chairman and secretary of the Party Committee of Shanxi Tianhao Chemicals Company Limited. He became the general manager and deputy secretary of the party committee of Yanzhou Coal Ordos Neng Hua Company Limited (a subsidiary of the Company) in 2011. In 2012, he was appointed as the chairman, general manager and deputy secretary of the party committee of the Ordos Nenghua Company Limited and the chairman of the Inner Mongolia Haosheng Coal Mining Company Limited. In March 2014, he was appointed as the general manager of the Company. Mr. Yin graduated from East China Normal University.

Mr. Wu Xiangqian, aged 48, a researcher in engineering technique applications and a holder of the Doctor of Engineering (Ph.D.). Mr. Wu joined the predecessor of the Company in 1988. He became the deputy head of Jining III Coal Mine of the Company in 2003. He was the deputy head and the chief engineer of Jining III Coal Mine of the Company in 2004. He became the head of Jining III Coal Mine of the Company in 2006. In March 2014, he was appointed as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Company Limited and chairman of Inner Mongolia Haosheng Coal Mining Company Limited. Mr. Wu graduated from Shandong University of Science and Technology.

Subject to the Shareholders’ approval for their respective appointments, each of the above proposed Directors will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2016 annual general meeting of the Company.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for appointment as independent Directors of the sixth session of the Board are set out as follows:

Mr. Wang Xiaojun, aged 59, a register lawyer in PRC, Hong Kong and England and Wales, a holder of the Master of Laws degree (LL.M.), the partner of Junhe Law Offices and the Company’s current independent director. Mr. Wang was admitted as a lawyer in PRC in 1988, Hong Kong in 1995 and the England and Wales in 1996. Mr. Wang worked as a lawyer at the Hong Kong Stock Exchange and Richards Butler Law Firm (U.K.). From 2002 to 2008 and resuming from 20 May 2011, he was the independent non-executive director of the Company. Mr. Wang is also the independent non-executive director of Norinco International Cooperation Ltd., China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Inc. and Oriental Patron Finance Group. Mr. Wang graduated from Renmin University of China and Graduate School of Chinese Academy of Social Sciences.

For the years ended 31 December 2013, the total remuneration of Mr. Wang Xiaojun as a Director was RMB130,100.

Mr. Xue Youzhi, aged 49, a holder of the Master of Corporate Management, the Doctor of Economics (Ph.D.) and the Postdoctor of Business Management (Ph.D.), the Company’s current independent director, and the vice dean, professor and Ph.D. tutor of the School of Business of Nankai University. Mr. Xue has extensive experience in the field of economic management and has chaired and completed a number of national natural science foundation and national social science fund projects. Mr. Xue is the vice dean of the School of Business of Nankai University. Mr. Xue graduated from Jilin University and Nankai University.

For the years ended 31 December 2013, the total remuneration of Mr. Xue Youzhi as a Director was RMB130,100.

Mr. Wang Lijie, aged 61, a professor, a tutor of Ph.D., current director of the Institute for Energy Economics Research (Beijing) at China University of Mining and Technology, the head of Coal Professional Committee of China Technology and Economy Research Association and the deputy head of Economic Management Professional Committee of China Coal Society. Mr. Wang is a professional technical talent in the coal industry, who enjoys government special allowances. He was the dean of School of Management (Beijing) of China University of Mining and Technology. He mainly engages in research work in mining, energy economics management and policy, business strategy etc. Mr. Wang is also the independent director of Daitong Coal Mine Co., Ltd. and Henan Dayou Energy Co., Ltd.. Mr. Wang graduate from China University of Mining and Technology (Beijing).

Mr. Jia Shaohua, aged 63, a holder of Doctor of Economics (Ph.D.), a researcher enjoying special allowances from the State Council of the PRC, current head of tax education research centre of Central University of Finance and Economics, the vice president of China Finance Tax Law Research Association, and tutor of postgraduate studies at Central University of Finance and Economics, Graduate School of Chinese Academy of Social Sciences, Postgraduate Research Institute of the Ministry of Finance of the PRC. Mr. Jia was the director of the finance department in Ningxia Hui Autonomous Region, the deputy general manager of Hainan Commercial Corporation Company, the deputy head of Jiangxi Province State Inland Revenue Department, the deputy head of Hainan Province State Inland Revenue Department, the dean of Tax Leadership Academy of the State Administration of Taxation, and the chief edition of the China Taxation Publisher etc. Mr. Jia is also the independent director of Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd., JA Solar Holdings Co., Ltd. and Zhuhai Letong Chemical Co., Ltd.. Mr. Jia graduated from the Graduate School of Chinese Academy of Social Sciences.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

The Company has received confirmation of independence from each of Mr. Wang Xiaojin, Mr. Xue Youzhi, Mr. Wang Lijie and Mr. Jia Shaohua pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

Subject to the Shareholders’ approval for their respective appointments, each of the above proposed independent Directors will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2016 annual general meeting of the Company.

As far as the Directors are aware and save as disclosed above, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian, Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder; and (v) do not have, or are deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Apart from Mr. Li Xiyong and Mr. Zhang Xinwen, who do not receive any remuneration from the Company, the remuneration of Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian, Mr. Wang Lijie, Mr. Jia Shaohua, Mr Wang Xiaojun and Mr. Xue Youzhi will be determined at the general meeting of the Company with reference to their duties, responsibilities, experience and the prevailing market conditions.

The term of office of the Directors of the sixth session of the Board is three years.

Save as disclosed in this circular, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian, Mr. Wang Lijie, Mr. Jia Shaohua, Mr Wang Xiaojun and Mr. Xue Youzhi which are required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for appointment as non-worker representative Supervisors of the sixth session of the Supervisory Committee are set out as follows:

Mr. Shi Xuerang, aged 59, a senior engineer, a holder of the Executive Master of Business Administration (EMBA) degree, the Company’s director and the deputy party committee secretary of Yankuang Group. Mr. Shi was the deputy general manager of Xinwen Coal Mining Company Limited from 2001 to 2003. He became the deputy general manager of Yankuang Group. in 2003. In January 2014, he was appointed as the deputy party committee secretary of Yankuang Group. He became the Company’s director in 2005. Mr. Shi graduated from Nankai University.

For the years ended 31 December 2013, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as a director of the Company.

Mr. Zhang Shengdong, aged 57, a senior accountant. He is currently the Company’s supervisor and the deputy general manager of Yankuang Group. Mr. Zhang joined the predecessor of the Company in 1981. He was the minister of the financial management department of Yankuang Group in 1999. He became the deputy chief accountant of Yankuang Group and a supervisor of the Company in 2002. He was the assistant general manager of Yankuang Group in 2008. In January 2014, he was appointed as the deputy general manager of Yankuang Group. Mr. Zhang graduated from China University of Mining and Technology.

For the year ended 31 December 2013, Mr. Zhang Shengdong had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

Mr. Gu Shisheng, aged 53, a senior policy advisor at professor level with a master’s degree. Mr. Gu joined the predecessor of the Company in 1979. He became the deputy party committee secretary of Xinglongzhuang Coal Mine of Yankuang Group in 1996. He was the party committee secretary of the Xinglongzhuang Coal Mine of the Company in 2002. He became the deputy secretary of discipline inspection commission and the minister of the supervisory department of Yankuang Group in 2003. In January 2014, he was appointed as the chairman of the labour union of Yankuang Group. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

Ms. Zhen Ailan, aged 50, a senior accountant, a current senior auditor, a supervisor of the Company, the deputy chief accountant and minister of the audit risk department of Yankuang Group. Ms. Zhen joined the predecessor of the Company in 1980. She became the deputy director of the audit office of Yankuang Group in 2002. She was the deputy director of the audit department of Yankuang Group in 2005. She became the director of the audit department of Yankuang Group in 2012. In March 2014, she was appointed as the deputy chief accountant and the minister of the audit risk department of Yankuang Group. She became a supervisor of the Company in 2008. Ms. Zhen graduated from Northeastern University of Finance and Economics.

APPENDIX II	BIOGRAPHICAL DETAILS OF THE CANDIDATES FOR THE ELECTION OF DIRECTORS AND CANDIDATES FOR THE ELECTION OF SUPERVISORS

For the year ended 31 December 2013, Ms. Zhen Ailan had not received any remuneration from the Company in respect of his services as a supervisor of the Company.

Subject to the Shareholders’ approval for their respective appointments, each of the above proposed non-worker representative Supervisor will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2016 annual general meeting of the Company.

As far as the Directors are aware and save as disclosed above, Mr. Shi Xuerang, Mr. Zhang Shengdong, Mr. Gu Shisheng and Ms. Zhen Ailan: (i) do not presently, and did not in the last 3 years, hold any other position in the Company or any of its subsidiaries; (ii) have not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling shareholder; and (v) do not have, or are deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Shi Xuerang, Mr. Zhang Shengdong, Mr. Gu Shisheng and Ms. Zhen Ailan will not receive any remuneration from the Company for the year ending 31 December 2014.

The term of office of the Supervisors of the sixth session of the Supervisory Committee is three years.

Save as disclosed in this circular, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Shi Xuerang, Mr. Zhang Shengdong, Mr. Gu Shisheng and Ms. Zhen Ailan which are required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

Shareholding of Directors and Supervisors

As at the Latest Practicable Date, save as disclosed below, none of the Directors, proposed Directors, chief executive or Supervisors had any interests or short positions in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

Name	Title	Number of A Shares held as at the Latest Practicable Date
		(Shares)
Wu Yuxiang	Director, Chief Financial Officer	20,000

All the interests disclosed above represent long position in the A Shares.

As at the Latest Practicable Date, Mr. Li Xiyong, Mr. Zhang Xinwen and Mr. Shi Xuerang are directors/employees of Yankuang Group, which is a company having an interest in the Company’s Shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2013, being the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX III	GENERAL INFORMATION

4.	CONSENT AND QUALIFICATION OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications
Guotai Junan	a corporation licensed under the SFO to engage in type 6 (advising on corporate finance) regulated activity

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did it has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, proposed Directors or Supervisors had any interest in any assets which have been, since 31 December 2013 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors, proposed Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

APPENDIX III	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors, proposed Directors or their respective associates had any interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

8.	MISCELLANEOUS

(a)	Mr. Zhang Baocai is the Company Secretary and Board Secretary of the Company.

(b)	As at the date of this circular, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

(c)	The registered office of the Company is 298 South Fushan Road, Zoucheng, Shandong Province, PRC, Postal Code: 273500.

(d)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

9.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 23rd Floor, One Pacific Place, 88 Queensway, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 17 April 2014:

(a)	the Provision of Products, Materials and Equipment Leasing Agreement;

(b)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(c)	the letter of advice from Guotai Junan to the Independent Board Committee and the Independent Shareholders as set out in this circular;

(d)	the written consent from Guotai Junan referred to in paragraph 4 of this appendix; and

(e)	the Articles of Association of the Company.

NOTICE OF 2013 ANNUAL GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2013 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Wednesday, 14 May 2014 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have he same meanings as those defined in the circular of the Company dated 28 March 2014 (the “Circular”)):

ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the Board for the year ended 31 December 2013, details of which are set out in the section headed “Board of Directors’ Report” in the 2013 annual report of the Company;

2.	To consider and approve the working report of the Supervisory Committee for the year ended 31 December 2013 (Note 4);

3.	To consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2013, details of which are set out in the 2013 annual report of the Company;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2013 and to authorize the Board to distribute an aggregate cash dividend of RMB98.4 million (tax inclusive), equivalent to RMB0.02 (tax inclusive) per Share to the Shareholders;

5.	To consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2014, details of which are set out in the announcement of the Company dated 21 March 2014 regarding the resolutions passed at the twentieth meeting of the fifth session of the Board;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers”;

NOTICE OF 2013 ANNUAL GENERAL MEETING

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2014”;

8.	To consider and approve the “Proposal in relation to the revision of annual cap under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014”, details of which are set out in the Circular;

9.	To consider and approve the appointment of the directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the seventh session of the Board; (note 5)

(1)	to consider and approve the appointment of Mr. Li Xiyong as a director of the sixth session of the Board;

(2)	to consider and approve the appointment of Mr. Zhang Xinwen as a director of the sixth session of the Board;

(3)	to consider and approve the appointment of Mr. Yin Mingde as a director of the sixth session of the Board;

(4)	to consider and approve the appointment of Mr. Wu Yuxiang as a director of the sixth session of the Board;

(5)	to consider and approve the appointment of Mr. Zhang Baocai as a director of the sixth session of the Board; and

(6)	to consider and approve the appointment of Mr. Wu Xiangqian as a director of the sixth session of the Board.

10.	To consider and approve the appointment of the independent directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent directors of the seventh session of the Board; (note 5) and

(1)	to consider and approve the appointment of Mr. Wang Lijie as an independent non-executive director of the sixth session of the Board;

(2)	to consider and approve the appointment of Mr. Jia Shaohua as an independent non-executive director of the sixth session of the Board;

(3)	to consider and approve the appointment of Mr. Wang Xiaojun as an independent non-executive director of the sixth session of the Board; and

(4)	to consider and approve the appointment of Mr. Xue Youzhi as an independent non-executive director of the sixth session of the Board;

NOTICE OF 2013 ANNUAL GENERAL MEETING

11.	To consider and approve the appointment of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the seventh session of the supervisory committee of the Company. (note 5)

(1)	to consider and approve the appointment of Mr. Shi Xuerang as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

(2)	to consider and approve the appointment of Mr. Zhang Shengdong as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

(3)	to consider and approve the appointment of Mr. Gu Shisheng as a non-worker representative supervisor of the sixth session of the Supervisory Committee; and

(4)	to consider and approve the appointment of Ms. Zhen Ailan as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

SPECIAL RESOLUTIONS:

12.	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for the Shareholders’ General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for the Supervisory Committee, which will be voted separately at the AGM, and to authorize any one Director to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC. Particulars of such amendments are set out in the Circular;

13.	To consider and approve the “Proposal to authorise the Company to carry out domestic and overseas financing activities”;

14.	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”;

NOTICE OF 2013 ANNUAL GENERAL MEETING

15.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and

“THAT

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

NOTICE OF 2013 ANNUAL GENERAL MEETING

16.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

“THAT

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the A Shareholders to be held on 14 May 2014 (or on such adjourned date as may be applicable) and the class meeting for H Shareholders to be held on 14 May 2014 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

NOTICE OF 2013 ANNUAL GENERAL MEETING

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of H Shareholders and A Shareholders at their respective class meetings.”

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman

Zoucheng, Shandong, the PRC

28 March 2014

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 11 April 2014 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary to the Board no later than Thursday, 24 April 2014.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE OF 2013 ANNUAL GENERAL MEETING

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Monday, 14 April 2014 to Wednesday, 14 May 2014, (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 11 April 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Friday, 13 June 2014 to Wednesday, 18 June 2014 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 12 June 2014.

4.	The supervisory committee of the Company (the “Supervisory Committee”) held five meetings in 2013, details of which are as follows:

1.	the eighth meeting of the fifth session of the Supervisory Committee was held on 22 March 2013. The Report of the Supervisory Committee for the Year 2012, the 2012 Annual Report, the Financial Report for the Year 2012, the Profit Distribution Plan for the Year 2012, the Proposal for the provision of bad debts, 2012 Social Responsibility Report, the Evaluation on Implementation of Information Disclosure Management System Report for the Year 2012 and the Self-assessment Report on the Internal Control System for the Year 2012 were considered and approved at the meeting;

2.	the ninth meeting of the fifth session of the Supervisory Committee was held on 25 April 2013. The First Quarterly Report of 2013 of the Company was considered and approved at the meeting;

3.	the tenth meeting of the fifth session of the Supervisory Committee was held on 15 May 2013. The proposal for election of convenor of the Supervisory Committee was considered and approved at the meeting;

4.	the eleventh meeting of the fifth session of the Supervisory Committee was held on 19 August 2013. The Company’s Interim Report of 2013 was considered and approved at the meeting;

5.	the twelfth meeting of the fifth session of the Supervisory Committee was held on 25 October 2013. The Third Quarterly Report of 2013 of the Company was considered and approved at the meeting.

The Supervisory Committee had no disagreement on the matters supervised during the year of 2013.

NOTICE OF 2013 ANNUAL GENERAL MEETING

5.	Cumulative voting

Directors and Supervisors shall be elected through cumulative voting at the AGM. The number of total votes that a Shareholder can exercise is decided by the following factors: (i) the number of Shares held by such Shareholders, and (ii) the number of Directors/Supervisors to be elected. A Shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates.

For further details of the proposed appointment of Directors and Supervisors, please refer to the Circular.

6.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that the 2014 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:00 a.m. on Wednesday, 14 May 2014 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province, 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 March 2014):

SPECIAL RESOLUTION

To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H shares”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 14 May 2014 (or on such adjourned date as may be applicable) and the class meeting for holders of H Shares to be held on 14 May 2014 (or on such adjourned date as may be applicable);

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount pursuant to the relevant provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares at their respective class meetings.”

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman

Zoucheng, Shandong, the PRC

28 March 2014

Notes:

1.	Eligibility for attending the A Shareholders’ Class Meeting

Holders of A Shares whose names appear on the Company’s register of members of A Shares at the close of business on Friday, 11 April 2014 are entitled to attend the A Shareholders’ Class Meeting. Holders of A Shares, who intend to attend the A Shareholders’ Class Meeting, must deliver the completed reply slip for attending the A Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Thursday, 24 April 2014. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

2.	Proxy

Each holder of A Shares who has the right to attend and vote at the A Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the A Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

3.	Miscellaneous

(1)	Holders of the A Shares attending the A Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the A Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

NOTICE 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2014 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:30 a.m. on Wednesday, 14 May 2014 at the Audio-Visual Conference Room, 298 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution (Unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 28 March 2014):

SPECIAL RESOLUTION

To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H shares”:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 14 May 2014 (or on such adjourned date as may be applicable) and the class meeting for holders of A Shares to be held on 14 May 2014 (or on such adjourned date as may be applicable);

NOTICE 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares at their respective class meetings.”

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman

Zoucheng, Shandong, the PRC

28 March 2014

Notes:

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 11 April 2014 are entitled to attend the H Shareholders’ Class Meeting. Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Thursday, 24 April 2014. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

NOTICE 2014 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Monday, 14 April 2014 to Wednesday, 14 May 2014 (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 11 April 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC